

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

June 29, 2010

Richard Douglas, President
Jumpkicks, Inc.
632 Marsh Creek Court
Henderson, Nevada 89002

        Re: Jumpkicks, Inc.
               Post Effective Amendment No. 2 to Registration Statement on Form S-1
               Filed June 14, 2010
               Form 10-Q for the period ended April 30, 2010
               Filed June 21, 2010
               File No. 333-148922

Dear Mr. Douglas:

      We have limited our review of your filings to those issues we have addressed in our comments.

      Please respond to this letter by amending your Form 10-Q and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your Form 10Q and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the period ended April 30, 2010

Item 4T. Controls and Procedures, page 7

Evaluation of Disclosure Controls and Procedures, page 7

1. You indicate that as of January 31, 2010, you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures. Please amend your Form 10-Q to provide this evaluation for the period ended April 30, 2010.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Bryan Clark, Esq.
      Cane Clark LLP
      Via facsimile to (702) 944-7100